Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION OF

BREEZE-EASTERN CORPORATION

Breeze-Eastern Corporation (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST:  This Certificate of Amendment (this “Certificate of Amendment”) amends the provisions of the Company’s Certificate of Incorporation, as amended, to add new paragraphs to Article SIXTH, to be designated as paragraphs (h) and (i), as follows:

h)  Subject to the immediately following sentence and unless otherwise required by applicable law or this Certificate of Incorporation, each director shall have one vote on all matters presented to the Board of Directors for consideration and voting by the directors. If the Board of Directors has an even number of directors then in office and considers and votes on any matter at a duly-convened meeting to consider such matter and (i) all of the directors then in office are present and vote at such duly-convened meeting, (ii) such vote results in an equal number of the directors voting in favor of such matter and against such matter (a “deadlock”), and (iii) approval of such matter requires a majority vote in favor of such matter by the directors present at such meeting, then in such case the Chairman of the Board (“Chairman”) shall have the power and authority to cast an additional vote on such matter for the purpose of breaking the deadlock. Notwithstanding the foregoing, if the subject matter of the deadlock is the election of a Chairman or the removal of the Chairman then in office, then the Chairman then in office shall not have an additional vote on such matter. In such event, the Chairman then in office shall continue to serve as Chairman until such time as such deadlock is resolved by vote of a majority of the directors then in office, and until such time as such deadlock is resolved by vote of a majority of the directors then in office the Chairman shall continue to have the power and authority to cast an additional vote with respect to any deadlock for the purpose of breaking such deadlock, other than with respect to the election of a Chairman or the removal of the Chairman then in office. In addition, if the Chairman shall have ceased to be Chairman (whether as a result of death, resignation or removal), and the vote of the directors to elect a new Chairman results in a deadlock, then the Chief Executive Officer of the Corporation (or, if there shall be no Chief Executive Officer, then the President of the Corporation) shall serve as Chairman solely for the purpose of casting an additional vote on the election of another director to serve as Chairman for the purpose of breaking such deadlock.

(i)  With respect to any committee established by the Board of Directors, unless otherwise required by applicable law, each director serving on such committee shall have one vote on all matters presented to such committee for its consideration and voting by the directors who are members of such committee.

SECOND:   Such amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and shall become effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by a duly authorized officer of the Company this 16th day of September, 2015.

BREEZE-EASTERN CORPORATION
By:/s/ Brad Pedersen
Brad Pedersen
President & CEO